SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 7 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

09041412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 44399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KILLMAN, MURRELL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

1931 E. 37th St. Ste. 7 (Address) **Odessa** (City) **Texas** (State) **79762** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First London Securities Corporation**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres

Title

Notary Public

Debra Jean Taylor
My Commission Expires
03/03/2012

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
First London Securities Corporation
Dallas, Texas

We have audited the accompanying statement of financial condition of First London Securities Corporation as of December 31, 2008, and the related statements of loss, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
March 27, 2009

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	26,053
Clearing deposit		596,176
Receivable from clearing broker/dealer		7,098
Marketable securities		559,653
Receivable from related parties		1,408,884
Prepaid expenses		14,785
Investments		925,027
TOTAL ASSETS	$	3,537,676

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$	2,081
Payable to clearing broker/dealer		559,653
Accrued franchise taxes liability		8,582
TOTAL LIABILITIES		570,316
Stockholder's Equity		
Common stock-Class A, no par value, 1,000,000 shares authorized, 142,500 shares issued and outstanding		133,150
Common stock-Class B, no par value, 1,000,000 shares authorized, 785,271 shares issued and outstanding		785,271
Additional paid-in-capital		142,516
Retained earnings		1,906,423
TOTAL STOCKHOLDER'S EQUITY		2,967,360
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,537,676

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Securities commissions	$ 209,829
Net loss on firm securities trading accounts	(556,368)
Other income	19
Dividend income	67,109
Interest income	11,846
TOTAL REVENUE	(267,565)
EXPENSES	
Compensation and related costs	117,356
Clearing charges	92,004
Professional fees	9,055
Fees paid to related party	150,000
Other expenses	123,537
Interest expense	4,848
TOTAL EXPENSES	496,800
ASSET IMPAIRMENT	
Loss on Investments	631,551
Net Loss Before Provision For Income Taxes	(1,395,916)
Income taxes benefit	244,869
NET LOSS	$ (1,151,047)

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Class A Common		Class B Common		Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2006	142,500	$ 133,150	785,271	$785,271	$ 142,516	$ 3,057,470	$4,118,407
Net loss	–	–	–	–	–	(1,151,047)	(1,151,047)
Balance at December 31, 2008	142,500	$ 133,150	785,271	$785,271	$ 142,516	$ 1,906,423	$2,967,360

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net loss	$ (1,151,047)
Changes in operating assets and liabilities	
Clearing deposit	819,457
Marketable securities	860,184
Receivable from clearing broker/dealer	47,416
Receivable from related parties	252,144
Investments	42,415
Payable to clearing broker/dealer	(852,586)
Accounts payable and other accrued liabilities	(2,803)
Franchise taxes liability	(9,346)
Net cash provided by operating activities	5,834
Increase in cash	5,834
Cash at beginning of year	20,218
Cash at end of year	$ 26,052
Supplemental disclosure of cash flow information	
Interest paid	$ 4,848
Income taxes paid	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities Corporation (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the state of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2008, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes In Accounting Principles

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The Company measured it trading securities at fair value in accordance with SFAS 157. SFAS 157 specifies a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets;
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant values drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market date, if available, when estimating fair value. Fair value measurements at December 31, 2008 using:

December 31,	Total	Quoted Prices in Active Markets For Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3
2008	$ 559,653	$ 559,653	$ –	$ –

The provisions of SFAS 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return. The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the difference between the financial statement and tax bases of assets and liabilities.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2. TRANSACTIONS WITH CLEARING BROKERS/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3. INCOME TAXES

The provision for income taxes applicable to current operations consists of the following:

	Benefit
Federal & State Tax Benefit at the statutory rate of 34%	$ (474,611)
Investment valuation impairment	214,727
Meals & Entertainment	(1,110)
Depreciation (Book to Tax)	153
Dividend exclusion	15,972
Total federal income tax benefit	$ (244,869)

Significant components of the Company's deferred tax liabilities and assets were as follows at December 31, 2008:

	Year ended December 31, 2008
Benefit on investment valuation impairment	$ 214,727
Valuation allowance	(214,727)
Net deferred tax asset	$ –

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2008, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 178,548	$ 78,548	.0597 to 1

(Continued)

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). In 2008, $48,000 was paid in office rent which is included in the accompanying statement of income as other expenses. The term of the lease was amended to expire on December 31, 2009, reducing the monthly rent to $2,000 per month beginning January 1, 2009.

The remaining future commitment is as follows:

2009	$ 24,000

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2008, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash deposits, clearing deposit, marketable securities due from and held by its clearing broker/dealer and trade and receivables from clearing broker/dealer totaling $1,188,433 or approximately 33% of total assets at December 31, 2008. The Company also has a payable to clearing broker/dealer totaling $559,653 or approximately 98% of total liabilities due to the same clearing broker/dealer.

NOTE 7. MARKETABLE SECURITIES

Marketable securities consist of trading securities at fair value, as follows:

Corporate Stocks	$ 559,753

The following corporate stocks represent 99% of marketable securities:

	Market Value December 31, 2008
Armanino Foods	$ 458,729
Applied Nanotech	93,163
Total	$ 551,892

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant. These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company paid no management fees to Parent in accordance with the Management and Advisory Services Agreement dated January 1, 2006. The agreement expired December 31, 2008.

Investments totaling $925,027, consists of $816,956 (stated at cost) invested in 2603 Fairmount Investors partnership which First London Securities Corporation has a 15% equity ownership interest and is a general partner. As general partner, at December 31, 2008, the Company is contingently liable for the partnership's liabilities which approximate $760,000. These liabilities are secured by the real estate at 2603 Fairmount, Dallas, Texas, with the Company's estimated fair value of $4,000,000 at December 31, 2008. Additionally, investments include $108,071 invested in Method Solutions, Inc., a privately owned company, comprising an approximate 10% ownership. The Company's investment in Method Solutions, Inc.'s has been adjusted in value based upon the Company's ownership percentage and the stated equity on Method Solution's, Inc.'s balance sheet.

The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company. The current year benefit of $244,869 was recorded as a receivable from parent.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company paid $4,000 a month in 2008 and will pay $2,000 monthly in 2009. The lease expires on December 1, 2009.

Payments were made to Douglas R. Nichols ("DRN"), president and securities principal of the Company for consulting fees during the year ending December 31, 2008 totaling $150,000.

DRN is responsible for 99% of the commission and trading revenue during the year ending December 31, 2008.

Receivables from related parties consist of the following at December 31, 2008:

Due from Parent	$ 1,008,646
Other receivable – KSN	116,476
Notes receivable – DRN	198,506
Interest receivable – DRN	9,650
2603 Fairmount Investors	6,600
Other	69,006
	$ 1,408,884

Note Receivable DRN – original balance was $2,600,028, dated October 1, 2003, bearing interest at .75% over LIBOR per annum until October 1, 2005, bearing interest at 3% per annum thereafter. The note was amended in 2008 extending the same terms to a maturity date of October 1, 2010. Payments of approximately $155,000 were made on this note during the year ending December 31, 2008.

(Continued)

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Total stockholder's equity qualified for net capital	$	2,967,360
Deductions and/or charges		
Non-allowable assets:		
Receivables from related parties		1,408,884
Prepaid expenses		14,785
Investments		925,027
Total non-allowable assets		2,348,696
Net capital before haircuts on securities positions		618,664
Haircuts on Securities:		
Blockage		402,821
Marketable securities		24,380
Undue concentration		12,915
Net Capital	$	178,548
Aggregate indebtedness		
Accounts payable and other accrued liabilities	$	2,081
Franchise taxes payable		8,582
Total aggregate indebtedness	$	10,663
Computation of basic net requirement		
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	78,548
Ratio of aggregate indebtedness to net capital		..0597 to 1

SCHEDULE II

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5
AS OF DECEMBER 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)		$	178,548
Audit adjustments:			
Non-allowable Assets –			
Increase in due from related parties	(256,404)		
Decrease in investments	631,551		
Other –			
Decrease in retained earnings	(375,147)		
Net capital as computed on Schedule I		$	178,548

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
First London Securities Corporation
Dallas, Texas

In planning and performing our audit of the financial statements of First London Securities Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
March 27, 2009

FIRST LONDON SECURITIES CORPORATION

DECEMBER 31, 2008

Killman, Murrell & Company P.C.
Certified Public Accountants

3300 N. A Street, Bldg. 4, Suite 200
Midland, Texas 79705
(432) 686-9381
Fax (432) 684-6722

1931 E. 37th Street, Suite 7
Odessa, Texas 79762
(432) 363-0067
Fax (432) 363-0376

2626 Royal Circle
Kingwood, Texas 77339
(281) 359-7224
Fax (281) 359-7112

March 30, 2009

Mr. Douglas R. Nichols
First London Securities Corporation
2603 Fairmount St.
Dallas, Texas 75201

RE: Filing of the Audit Report for First London Securities Corporation for the year ended December 31, 2008

Dear Mr. Nichols:

Enclosed are 10 copies (5 of which are filed to the applicable agencies listed below) of the Report pursuant to SEC rule 17a-5. Copies of the Report should be sent certified or registered mail and be received by the following on or before March 31, 2009:

FINRA/Financial Operations
5th Floor, 9509 Key West Avenue
Rockville, MD 20850
Attention: Eleanor Sabalbaro

Securities and Exchange Commission (2 COPIES)
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission
Burnett Plaza, 19th floor
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Financial Industry Regulatory Authority
12801 N. Central Expressway, Suite 1050
Dallas, TX 75243

The Report should be signed by a corporate office and have the signature notarized (on the signature page provided for notarization). Additionally 5 copies of the financial statements only are included.

Sincerely,

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.